Exhibit 99.1

TERENCE BERNARD WISE
Committed to Improving the Value of Forward Industries, Inc.

December 18, 2014

Dear Fellow Forward Shareholder,

The future of Forward Industries, Inc. will be determined at the December 30th Annual Meeting.  I believe the facts speak for themselves – Mr. Johnson and his hand-picked Board and management team have presided over an unprecedented destruction of shareholder value while funneling corporate funds and resources to themselves.  They have demonstrated little regard for Forward’s core business or its shareholders while seeking increasingly desperate ways to secure their control of Forward.

Mr. Johnson and his associates have little to stand on.  In the face of their dismal performance at Forward, they have resorted to personal attacks and inflamed rhetoric.  I will not be deterred.  I believe Forward’s shareholders deserve a choice at this year’s Annual Meeting and the opportunity to reclaim our company.  I am thus again directly appealing to you to set the record straight.

I urge you to vote on the GOLD card to protect what’s left of the value of your investment in Forward.  Glass Lewis, a leading proxy advisory firm for institutional shareholders and pension funds, has recommended that Forward shareholders vote on the GOLD card.  Vote the GOLD proxy card TODAY for a new, highly qualified board committed to looking out for the best interests of all Forward shareholders.

Mr. Johnson and His Associates Have Wasted Forward's Money Pursuing
Expensive Litigation Aimed at Disenfranchising Shareholders

As you are well aware, Mr. Johnson and his associates on the Board refused to set a date for the Annual Meeting until they violated NASDAQ rules and were forced to hold a meeting by year’s end or risk delisting.  However, this was only the beginning of their increasingly desperate efforts to interfere with the Annual Meeting and deny shareholders a choice of leadership.

Most egregiously, Mr. Johnson and his associates attempted to issue what would have constituted 19.9% of Forward’s outstanding stock, in the form of preferred stock, to undisclosed private investors a mere two days before the record date for the upcoming Annual Meeting.  This scheme would have had the practical effect of supplying Mr. Johnson’s nominees with 19.9% of the vote while diluting the rest of us.  Is it any surprise, then, that two directors associated with Mr. Johnson, Tim Gordon and Owen King, have left the Board in the past weeks?

Why is Mr. Johnson so hostile to permitting a free and fair election?

Since July, Mr. Johnson and his associates have initiated two separate lawsuits and countless appeals against both me personally and the participants to my proxy solicitation, aimed at invalidating my nominations and prohibiting me from soliciting support for my nominees.  To be clear, these lawsuits have had the thinly-veiled aim of disenfranchising Forward’s

TERENCE BERNARD WISE
Committed to Improving the Value of Forward Industries, Inc.

shareholders and have been funded with your money. Contrary to what Mr. Johnson and his associates would have you believe, my slate of nominees is valid and will stand for election at the Annual Meeting.  Mr. Johnson claims that this proxy contest is responsible for his and his management’s failure to turn a profit in the past year – yet he has voluntarily initiated needless litigation to deny you a choice at the Annual Meeting while burning through corporate funds on legal fees.

Moreover, this disingenuous claim seeks to abrogate management's own responsibility for failing to turn a profit: Forward's reported loss was the result of management's inability to control costs, which eroded the gains from their much lauded revenue growth and resulted in a decrease in Forward's gross margin.  This at a time when management chose to embark on a spending spree to expand and restructure Forward's sales and sales support departments, resulting in a 28% increase in sales and marketing expenses, and lavish fees on advisors for a heretofore unsuccessful M&A process.  To add to the misery, this was all compounded by a further deterioration in the value of our investment with LaGrange Capital Administration, L.L.C.  My decades of trade experience tell me we must act now to right this sinking ship.

Why is Mr. Johnson so insistent on reducing our economic and voting power?

Each time Mr. Johnson and his associates have taken me to court, they have lost.   In addition, three separate courts in both the state and federal systems have flatly rejected Mr. Johnson’s repeated efforts to disenfranchise shareholders and rig the vote in his favor.  Mr. Johnson and his associates’ repeated insistence on maligning Jenny Yu in their various publicity materials – a dedicated employee who has been instrumental in saving money for Forward – rehashes one of their failed litigation efforts that was dismissed with prejudice by a New York federal judge.  In the most recent instance, the court stated that Mr. Johnson and his associates were clearly employing “an incumbent Board entrenchment tactic” by issuing preferred stock to dilute our vote.  Mr. Johnson has failed to fool the courts, and he has failed to fool us.  Yet he continues to appeal these judgments, with shareholder money, in a desperate attempt to steal the election.  I will not stand for this deceit, and I continue to pledge my commitment to fight against Mr. Johnson and his associates’ underhanded tactics.

Mr. Johnson Has Been Selling His Stake in Forward
While Claiming to Believe in its Future

While Mr. Johnson claims to have an interest in Forward’s long term prospects, he has been selling his ownership interest in the company.  Mr. Johnson and his hedge funds initially built a stake in Forward that peaked at 26.5% of the outstanding shares in 2010.  He only holds a mere 2.4% today.  In February of 2014 alone, Mr. Johnson sold over 500,000 shares in a matter of four days not long after receiving a letter in which I expressed my increasing concerns over Forward’s corporate governance and declining profits.  Robert Garrett – our CEO – has similarly reduced his stake from 4.2% in 2013 to 2.9% in 2014.  Do not be mistaken – Mr. Johnson and his associates are trying to sell you on their long-term vision for the future of Forward while reducing their exposure to the inevitable downside of their failed strategies.

TERENCE BERNARD WISE
Committed to Improving the Value of Forward Industries, Inc.

Mr. Johnson and His Associates Are Activist Hedge Funders
With Little Regard for Forward’s Core Business or Shareholders

Mr. Johnson began acquiring his stake in Forward in January of 2010 through his privately-owned hedge fund entities, rapidly buying shares in a company he saw as an easy conquest.  A mere two months later, he began meeting with management in an effort to agitate the Board and gain control of the company.  Mr. Johnson achieved this goal in August of 2010, after which he was well-positioned to replace management and a majority of the Board with his hand-picked candidates.  It is therefore ironic to be accused of an attempt to take 'creeping control' of Forward by Board members who did just that four years ago to disastrous effect on shareholder value.

What have Mr. Johnson and his associates done since taking control?

Erosion of Shareholder Value

Since Mr. Johnson became Forward’s Chairman on August 10, 2010, Forward’s stock has dropped over 65%, the balance sheet value has dropped from over $22 million to just over $9 million (a nearly 60% decline in four years), and cash and cash equivalents have dropped from nearly $20 million to $6.5 million (a 65% decline).  These are unequivocal facts that both you and I, as shareholders, have personally felt and demonstrate a profound neglect of Forward's core business.

Forward the Hedge Fund

Mr. Johnson and the majority of his slate of nominees are hedge fund activists seeking to keep control of a public company from its shareholders and use it to fund their own objectives.  After two years of failure at managing Forward’s core business and operations, Mr. Johnson and his associates began arrogating corporate funds and resources for themselves, repeatedly concluding deals that provided them with revenue streams at shareholders’ expense.

Over the past two years, Mr. Johnson has been operating Forward’s cash reserves as a swing trading hedge fund, trading at an incredibly high volume with devastating results on Forward’s balance sheet.  On an investment of $1.6 million of Forward's cash, Mr. Johnson's fund has returned net investment losses of nearly $1 million, while earning asset-based advisory fees of over $25,000.

	For the Fiscal Years Ended
	September 30,
	2014	2013
Cash Flows From Investing Activities:
Sales of marketable securities	5,566,758	87,275,809
Purchases of marketable securities	(5,783,928)	(88,634,554)
Purchases of property and equipment	(33,485)	(74,187)
Net cash used in investing activities	(250,655)	(1,432,932)

TERENCE BERNARD WISE
Committed to Improving the Value of Forward Industries, Inc.

Coincidentally, only months after receiving $1.6 million in 'excess' Forward cash by early 2013, Mr. Johnson then arranged an investment  by his hand-picked group of investors of $1.3 million in Forward in the form of preferred stock and warrants, earning a 6% quarterly dividend with lock-up rights over common stock dividends and Board composition.  As a result, Mr. Johnson, former Johnson director-elect Mr. Gordon and current Johnson nominee Mr. Neal are now all entitled to a 6% quarterly dividend, while shareholders have not received a dividend since 1987.  Only a hedge fund manager could dream up a cash flow management system with fees coming and going, win or lose, for the hedge fund manager.

Forward the M&A Vehicle

In light of the evident lack of success at running Forward as a hedge fund, Mr. Johnson and his associates have initiated a new stage in their long-term vision for Forward, in which they intend to leverage the company as their personal acquisition vehicle.  Mr. Johnson and his associates claim they have a major acquisition in sight which would engender highly suspect and completely unsubstantiated returns for Forward and its shareholders.  Crucially, Mr. Johnson and his associates have omitted all factual details from their description of this acquisition – we are left only with their fantastical projections.  The following are the meager details that have been divulged: Mr. Johnson and his associates are seeking to acquire a company in the financial services industry that is valued at between $25 and $30 million, or nearly three times the market cap of Forward.  Mr. Johnson and his associates have attempted to push through a loan agreement that would have committed Forward to leverage all its existing assets and accrue upwards of $15 million in debt.  They have also sought to supplement these funds through further dilutive capital raises and cash on hand.

This is not a vision for the future.  This is a hijacking, and we are the hostages.  We must act now if we want to preserve what remains of our company and grow it into the profitable business it can become.  We cannot stand idly by and permit Mr. Johnson and his associates to perpetuate their repeated use of Forward as their personal piggy bank.  We are purposeful investors with a vested interest in this company, its core business and its clientele, and we must take back the reins of our company.

A Real Vision for the Future

My nominees and I collectively represent decades of experience in both public and private companies and in both executive managerial and director positions.  We have skill sets and know-how honed in industries and regions that are directly relevant to Forward’s core business, including medical devices, design and technology and the Far East.  We know what works and what doesn't for this business.  According to Forward’s most recent annual report, the introduction of my company, Forward Industries Asia-Pacific, as Forward’s exclusive Asia-based sourcing agent – at a market-tested rate and through an arms’ length contract that was unanimously approved by the Board –  was a “key restructuring measure…[that] return[ed] the Company to profitability” and has saved over $2 million to Forward in overhead reduction and

TERENCE BERNARD WISE
Committed to Improving the Value of Forward Industries, Inc.

efficiencies.  It was also upon my initiative that Forward discontinued the retail operation that was started by Mr. Johnson and his former CEO.  I know this business, I know our employees, and I know our clients.  I have picked true independent directors that will bring the fresh perspective, independent thinking that Forward needs to unlock its true value.

Mr. Johnson and his slate of nominees are hedge funders with no relevant experience in this industry, and they have demonstrated time and again their inability to run our business.  Their only plan for Forward’s long-term prospects revolves around exploiting Forward's public shell and minority shareholders to serve their own whims.  Forward’s employees and staff agree with me – my nominees and I have the support of the majority of our sales and marketing team, accounting for the majority of Forward’s revenue.  They also believe that Mr. Johnson and his team have failed to implement any semblance of a management strategy that is relevant to Forward and its business, and they endorse our vision for Forward’s future.  I encourage you to read our 90-day plan, available at http://www.innisfreema.com/Forward/, which describes our strategy to grow Forward’s core business and existing clientele.

I urge you to help me free Forward of Mr. Johnson and his associates’ parasitic grip by voting today on the GOLD proxy card for the five highly qualified individuals who are committed to increasing the value of your Forward investment.

As always, I welcome with enthusiasm any feedback you may have.  Please do not hesitate to contact Innisfree M&A Incorporated, the firm that will be assisting me in the solicitation of proxies, at (888) 750-5834 with any concerns or questions.  If we work collaboratively, I am certain we can reclaim Forward’s future together.

Sincerely,

Terence Bernard Wise

YOUR VOTE IS IMPORTANT!

To ensure that your instructions are received timely, we urge you to vote by telephone or Internet by following the easy instructions on the enclosed GOLD proxy card.

If you have questions or need assistance in voting your shares, please contact our proxy solicitor:

INNISFREE M&A INCORPORATED

Stockholders call toll-free: (888) 750-5834
Banks and Brokers call collect: (212) 750-5833

ADDITIONAL INFORMATION:

Terence Bernard Wise, together with the other participants named below, has filed a definitive proxy statement and accompanying GOLD proxy card with the Securities and Exchange Commission (the “SEC”) to be used to solicit votes for the election of his director nominees at the 2014 annual meeting of stockholders of Forward Industries, Inc. (“Forward”), a New York corporation.

FORWARD STOCKHOLDERS ARE STRONGLY ADVISED TO READ THE PROXY STATEMENT, AS IT CONTAINS IMPORTANT INFORMATION. SUCH PROXY STATEMENT AND OTHER PROXY MATERIALS ARE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV. IN ADDITION, THE PARTICIPANTS IN THIS PROXY SOLICITATION WILL PROVIDE COPIES OF THE PROXY STATEMENT WITHOUT CHARGE, UPON REQUEST. REQUESTS FOR COPIES SHOULD BE DIRECTED TO INNISFREE M&A INCORPORATED TOLL-FREE AT (888) 750-5834 (BANKS AND BROKERS MAY CALL COLLECT AT (212) 750-5833).

The participants in the proxy solicitation are Terence Bernard Wise, Howard Morgan, Michael Luetkemeyer, Eric Freitag, Sangita Shah, N. Scott Fine and Darryl Keys (collectively, the “Participants”).

As of the date hereof, Mr. Wise beneficially owns 1,608,541 shares of the Company’s common stock, constituting approximately 19.6% of the class. As of the date hereof, Mr. Morgan beneficially owns 25,000 shares of the Company’s common stock.

Contact:

Innisfree M&A Incorporated
Scott Winter, 212-750-5833